THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
(951) 224-6675 www.jilliansidoti.com

January 29, 2013

Ms. Sonia Barros
Special Counsel
Securities Exchange Commission

Re: Equisource Hotel Fund I, LLP
Registration Statement on Form S-11
Filed December 5, 2012
File No. 333-185267

Dear Ms. Barros,

Please see the answers to your comments below.

General

1.         Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are none currently available. We will update this Offering and the Securities Exchange Commission as they become available.

2.         Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

There are none currently available. We will update this Offering and the Securities Exchange Commission as they become available.

3.         Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  Please refer to Item 19.B of Industry Guide 5.

There are none currently available. We will update this Offering and the Securities Exchange Commission as they become available.

4.         Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your unit repurchase program. We urge you to consider all the elements of your unit repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

Response:  Please know that the Company has considered the impact of the tender offer rules, including Rule 13e-4 and Regulation 14E, on the Company’s unit repurchase program.  Please note that, consistent with the relief granted by the Commission in the letters mention above and in the letter to Wells Real Estate Investment Trust II, Inc. (Available June 26, 2007) (i) the units will not be listed on an exchange or otherwise and the Company does not anticipate that any trading market will develop in the units, (ii) the Company will not solicit repurchases under the Plan, (ii) during the offering period units will be repurchased at a fixed discount from the price at which units were initially purchased (below the public offering price), and the share repurchase program will not be available while any secondary offering is ongoing, (iii) repurchases will be available only quarterly, (iv) units representing only 2% of the units outstanding at the beginning of any year will be available for repurchase, and (v) the terms of the repurchase program are fully disclosed in the prospectus.  Accordingly, the Company’s program is consistent with the relief granted in the letters you reference and in more recent letters.  The Company nevertheless acknowledges its responsibility for compliance with the tender offer rules and that any further comment or failure to comment by the Commission on the Company’s conclusions will not represent the Commission’s concurrence with such analysis.

5.         We note that you may conduct the unit repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your unit repurchase program.  We urge you to consider all the elements of your unit repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: As we intend to enact the Unit Repurchase Program after the offering closes, there will be no conflict with Regulation M. We have revised the disclosure to make that clear stating “We have adopted a Unit repurchase program which we intend to enact after the offering closes that may enable you to sell your Units to us in limited circumstances.”

6.         Please provide the information required by Item 4 of Industry Guide 5 or advise.

Response: On page 53, we have a section entitled “Compensation of Management.” We believe this is similar to Item 4 of Industry Guide 5. We have changed the title to read “Compensation and Fees to the General Partners and Affiliates”

In accordance with Item 4, we added the following table:

Type	Description	Payment

Management Fee
For services related to managing the Company and the management of Company assets, the General Partner shall receive a management fee in the form of distribution of 70% of the remaining profits after the limited partners have received a preferred return.
Paid monthly after the limited partners have received a preferred return from the cash available for distribution.

7.         Please provide the information required by Items 12, 13 and 25 of Form S-11.

Response: We added the following to page 39

POLICY WITH RESPECT TO CERTAIN ACTIVITIES

The General Partner may direct the Company to do the following things:

(a)	To borrow money for the purchase of properties.

(b)	To engage in the purchase and sale (or turnover) of investments, specifically real property.

(c)	To offer securities in exchange for property in the event that such an exchange will benefit the Company.

(d)	To repurchase or otherwise reacquire its shares or other securities.

(e)	To make annual or other reports to security holders, indicating the nature and scope of such reports and whether they will contain financial statements certified by independent public accountants.

We have not participated in any of these activities to date and currently do not have any policies regarding any of the abovementioned activities except that such activities must be approved by the management of the General Partner and the General Partner has the authority to carry out such activities.

INVESTMENT POLICIES OF REGISTRANT

In all types of investment, our policies may be changed by our General Partner without a vote of security holders. Typically, unanimous approval of the management of our General Partner will be necessary, however if a manager is unavailable for voting after being given eight (8) hours to respond (communication via email and voicemail), the unanimous vote of all other available managers will be acceptable, with a minimum of two voting members present and in unanimous agreement. The maximum percentage of assets which may be invested in any asset is 25% of the total funds unless unanimous vote of directors overrides this percentage as in our initial phases, it will be impossible to invest  under our 25% threshold. The procedure for any investment will be a complete analysis of the particular investment and then unanimous vote of the managers.

(a) Investments in real estate or interests in real estate.

We plan to invest in hotel properties located primarily in the southwest United States. We may also search and invest in hotels in the states of Arizona, California, Colorado, Idaho, Utah, New Mexico, Texas and others. We  intend to focus on elected service with 50 – 200 rooms, located in the southwestern United States. These hotels will typically operate under a franchise agreement with a large hotel franchise such as Wyndham (Ramada, Howard Johnson, Rodeway Inn, Days Inn), IHG (Holiday Inn Express), Choice Hotels (Clarion, Comfort Inn, Quality Inn), Accor (Motel 6) and others.

The select-service hotels in which we may invest generally have limited business meeting or banquet facilities and will have limited food and beverage options. Specific acquisition criteria include, but are not limited to, the following:

•
Purchase of hotels without any debt leverage, although the Managing Member reserves the right to leverage properties up to 75% loan to value based on the purchase price if it is to an advantage of the Company;

•	acquisition price at a significant discount to replacement cost;

•	potential return on investment initiatives, including redevelopment, rebranding, redesign, expansion and change of management;

•	opportunities to implement value-added operational improvements; and

•	strong demand growth characteristics supported by favorable demographic indicators.

We added the following page 82

POLICIES WITH RESPECT TO CERTAIN TRANSACTIONS

The Company may elect to purchase hotels from entities controlled by the principals of our General Partner. The General Partner, prior to making any purchases on behalf of the Company, will obtain a third party appraisal which will assess the fair market value of the subject hotel to be purchased. The Company will only purchase the potential hotel for a price less than or equal to this third party assessed fair market value.

Prospectus Cover Page

8.         We note your disclosure on page 86 that you “have not yet established an escrow account and will amend this offering as [you] do so.” (Emphasis added). Please tell us if you intend to have an escrow arrangement in place before effectiveness of the registration statement. If so, please confirm that you will revise your disclosure to name the escrow agent on the cover page and provide a discussion of the material terms of the escrow agreement in the plan of distribution section and file the escrow agreement as an exhibit to the registration statement. If not, please revise your disclosure, here and in the plan of distribution section, to indicate the following:

a.   When you will have the escrow arrangement in place.

Response: We plan to have our escrow agreement in place within the next month, prior to registration effectiveness.

b.   If the escrow arrangement will be in place at a time after effectiveness of the registration statement, clarify the effect on investors including whether creditors will be able to attach to such funds after effectiveness but before you reach your minimum offering amount of $1,000,000. We may have further comments.

Response: The escrow arrangement will be in place prior to effectiveness.

We added the following language throughout:

We intend to have an escrow arrangement in place prior to the effectiveness of this resgistration statement. We will then revise this disclosure to name the escrow agent on the cover page and will include material terms of the escrow agreement in the Plan of Distribution section of this Registration Statement. We plan to have the arrangement in place prior within the next month.

9.         Please tell us whether management will have access to the funds not placed in an escrow account before you reach the minimum offering amount of $1,000,000.

Response: Management will not have access to such funds prior to the minimum offering of $1,000,000.

a.   If not, please revise the cover page and the plan of distribution to disclose, if accurate, that your officers and directors will not use the subscription proceeds prior to satisfaction of the minimum and issuance of the units for working capital, collateral for company borrowings or other purposes.

We added the following: Our management will not use the subscription proceeds prior to satisfaction of the minimum and issuance of the units for working capital, collateral for company borrowings, or for any other purpose.

b.   If so, please revise to so state.

10.       Please revise to break the second bullet into two, with one bullet dealing with the risk related to the lack of a public market in the units and the other dealing with the transferability limitations of the units.

Response: We have revised the disclosure to divide the bullet point into two stating “There is no public market for our Units and none is expected to develop” and “The Units are subject to restrictions on transferability, as further described under ‘Restrictions on Transfers of Limited Partnership Units.’”

11.       Please revise the third bullet to disclose that given your auditor’s going concern report, you may not make any profits and investors may lose all their investments.

Response: We have revised the disclosure to add “We may not make any profits, in which case investors may lose their entire investment.”

12.       Please revise the penultimate bullet to disclose, if true, that you have had no revenues since inception.

Response: We have revised the disclosure to include a bullet that states “We have conducted no revenue-generating business activities and as such have not generated any revenue since inception.”

13.       Please limit the cover page to one page.  See Item 501(b) of Regulation S-K.

We have limited the cover page to one page.

Summary of Risks, page 9

14.       Please revise to describe that your auditors have issued a going concern report.

Response: We have revised the disclosure to include a bullet that states “Our independent auditor has expressed substantial doubt as to our ability to continue as a going concern.”

Our Market Opportunity, page 9

15.       Please provide us with support for the statement “Jones Lang LaSalle report predicts that $30 billion in CMBS hotel loans maturing…” Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process. This request applies to all other quantitative and qualitative business and industry data used in the registration statement, including those in the “Our Business” starting on page 42.

We have clearly marked all language and references used and have refiled the research referenced. For conveniences, we have isolated pages 37 and 42 of John Freitag’s report for the charts included on pages 42 and 43 of the registration statement.

Our Investment Strategy, page 10

16.       Please revise to state, if true, that you may change your investment strategy and/or target leverage without investor consent.

Response: We have revised the disclosure to include a statement that “We may change our investment strategy and/or target leverage without investor consent” in the second-to-last paragraph of the section.

Summary of the Terms of the Offering, page 14

17.       We note your disclosure in the fourth bullet on the prospectus cover page that you may use proceeds from the offering to pay distributions. Please revise your disclosure on page 15 relating to “payment of distributions” with this disclosure.

Response: We have revised the disclosure to include a statement that “We may use proceeds from the offering to pay distributions.”

Use of Proceeds, page 15

18.       Please correct the mathematical errors within your table. In particular, the caption for discounts and commissions and the caption for funds available for hotel purchases/renovations require updating. Additionally, please ensure the consistency of the assumptions used in the use of proceeds section included within the prospectus summary with those assumptions used elsewhere within the filing (e.g., the use of proceeds section on page 37 of your filing).

Response: We have adjusted the table to reflect the following:

Use of Proceeds	Minimum Amount	% of Total	Maximum Amount	% of Total
Gross Offering Proceeds	$1,000,000	100.00%	$25,000,000	100.00%
Public Offering Expenses(1)
Discounts and Commissions (2)	$100,000	10.00%	$2,500,000	10.00%
Legal Fees (3)	$0	0.00%	$0	0.00%
Accounting Fees (3)	$0	0.00%	$0	0.00%
Blue Sky and SEC Filing Fees (3)	$0	0.00%	$0	0.00%
Printing and Other Fees (3)	$0	0.00%	$0	0.00%
Hotel purchases and construction/rehabilitation costs	$890,000	89.00%	$22,450,000	89.80%
Working Capital Reserves	$10,000	1.00%	$50,000	0.20%

19.       In addition, we note that on the cover page you estimate broker commissions and expenses at 10%, but in this section you estimate such amounts at 5%.  Please revise your disclosure so that it is consistent.

Response: We have revised the disclosure on the cover page to reflect 5% to be spent on broker commission and expenses.

Exemptions Under Jumpstart Our Business Startups Act, page 17

20.       Please revise to describe all the instances in which you may lose your emerging growth company status. Refer to Section 101(a) of the Jumpstart Our Business Startups Act.

Response: We have revised the disclosure to include the following: “We will retain our emerging growth status for 5 years or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.”

Risk Factors, page 17

21.       Please revise this section to include the risks related to the lack of clarity on your oversight of the general partner with respect to investment decisions or advise.

Response: We have added the following risk factor:

The General Partner has sole discretion with respect to the Partnership’s cash resources, including the proceeds to this offering and as such the General Partner may choose to invest our funds in companies or other ventures in which the General Partner and/or our affiliates have a financial interest.

In such an event, neither we nor any limited partner will have any rights to the income or profits derived by those companies or other ventures using our funds (except to the extent our funds represent an equity or similar investment in those companies or ventures)

22.       Please break the first risk factor into two distinct risks, with the first risk factor relating to your auditors going concern report and the second relating to your developmental stage status.

Response: We have revised the disclosure to reflect the following:

We are a development stage company organized in September 2012 and have recently commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a high probability of losing their investment.

We were incorporated in September 2012. As a result of our start-up operations we have; (i) generated no revenues, (ii) will accumulate deficits due to organizational and start-up activities, business plan development, and professional fees since we incorporated. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of hotel supplies for purchase, the level of our competition and our ability to attract and maintain key management and employees.

Our auditors have substantial doubt about our ability to continue as a going concern. Additionally, our auditor’s report reflects the fact that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

Additionally, our auditor’s report reflects that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.

The managers of the General Partner are not prohibited from engaging in other business…,  page 26

23.       Please revise this risk factor to disclose the conflicts created by time demands where managers of the general partner engage in other business ventures.

Response: We have added the following to the risk factor: “Additionally, should the General Partner engage in another such venture, it may choose to devote its time in such a manner that detracts from its time devoted to this Company.”

Use of Proceeds, page 37

24.       We note your disclosure on page 8 that you intend to purchase loans secured by hotels. Please revise your disclosure to state the approximate amount you intend to use for such purpose.

We do not have a set amount in mind. It will depend highly on the availability of both funds and inventory. We would only purchase such notes if we believed there would be an opportunity to eventually foreclose and obtain the underlying property.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

25.       Please revise your disclosure to describe your plan of operations for the next 12 months. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.  Please explain how the company intends to meet each of the milestones if it cannot receive funding.  Refer to Item 101(a)(2) of Regulation S-K.

Milestones

We intend on accomplishing the following milestones in the next 12 months:

March 2013 – Completion of our S-1 registration statement.
April 2013 – Completion of first few states for blue sky registration including Texas, Nevada, California, and Arizona.
May 2013 – July 2013 – Raise initial $1,000,000 under this registration statement.
July 2013 – break escrow of the minimum investment and begin to purchase hotel assets that fit the business plan of the Company.
August 2013 – continue raising funds. We expect to raise $2.5 million by this time and deploy the funds accordingly to purchase hotel assets.
September 2013 – December 2013 – Search out new, non-affiliated hotel purchase opportunities. Dispose of those hotel assets (if any) that are prepared for the market place. Seek out additional management for our hotels and the Company to manage volume, if necessary.
January 2013 – evaluate the year ended 2013 and our portfolio.
February 2013 – close the Offering. We expect to have raised $25,000,000 in cash for the purpose of purchasing hotel assets.

Results of Operations, page 39

26.       We note your disclosure that there were no expenses during the period from inception to September 30, 2012 and your indication on page 37 that the general partner bears all offering costs.  Please tell us your policy related to organization costs and whether the Registrant is responsible for such costs.  Additionally, confirm that in future amendments you will disclose the amount of actual offering costs incurred by the general partner for the benefit of the Registrant for each period presented.

The General Partner to date has advanced $15,000. This has gone to pay our attorney $10,000 in relation to this filing, $1,500 to pay our auditor, $14 in bank fees, and $3,986 remains in cash in our bank account. The $10,000 paid towards legal fees is currently in the client trust account of our attorney and has not been expensed out. The Registrant will not be responsible for this cost or any other costs associated with the cost of the Offering.  We will update this Registration Statement as we incur costs and for each amendment.

Liquidity and Capital Resources, page 40

27.       Please revise your disclosure to discuss and quantify your cash needs in the short term and discuss how such needs will be met. See Instruction 5 to Item 303(a)(1) of Regulation S-K. We note for instance, your disclosure regarding $50,000 from members of management of the general partner. Please revise your disclosure to clarify if you have entered into an agreement with the stipulated parties for the $50,000. If so, please provide a summary of the material terms of the agreement and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. If not, please revise your disclosure to clearly indicate so.

There is no agreement. This has been revised.

28.       Please revise your disclosure in the second paragraph to quantify the total amount of cash your general partner has infused in you since inception. We note for instance your disclosure on page 73 that your general partner contributed $15,000 for startup expenses.

Response: We have revised the disclosure to state: “Our General Partner has provided $15,000 for operations, including any cash needed for this Offering expenses including $10,000 for legal fees, expenses related to our audit, and expenses related to incorporating.”

This was revised on page 40 and 73.

Prior Performance of the General Partners, page 50

29.       Please revise your disclosure to provide the information required by Item 8 of Industry Guide 5.

Response: Item 8 requests the following

A narrative summary of the “track record” or prior performance of programs sponsored by the General Partner and its affiliates (“spon- sors”) containing the information set forth below should be included in the text of the prospectus. Tables following the format of those in Appendix II, relating to historical use of proceeds of prior programs, compensation to the sponsors, operations of prior programs, and acquisitions and sales of properties by prior programs, should be included at the back of the prospectus or in Part II of the registration statement as specified in paragraph B “Prior Performance Tables” hereunder.

Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide except for such further material information as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

Terms used in the Guide. “Public” programs include all offerings registered under the Securities Act of 1933, all pro grams required to report under Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”), all programs with a class of equity securities registered pursuant to Section 12(g) of the Exchange Act, and all other programs with at least 300 security holders of record that initially raised at least $1 million.

Programs with “similar investment objectives” are those with similar objectives as set forth in the prospectus. Generally, the sponsor has the responsibility to determine which previous programs had “similar investment objectives,” taking into consideration the materiality of information about the prior programs in analyzing the registrant’s proposed activities.

A sponsor would be considered to have a “public track record” if it has sponsored at least three programs with investment objectives similar to those of the registrant that filed reports under Section 13(a) or Section 15(d) of the Exchange Act and at least two public programs with investment objectives similar to those of the registrant that had three years of operations after investments of 90% of the amount available for investment. In addition, at least two of the public offerings for programs with investment objectives to those of the registrant must have closed in the previous three years.

●	Narrative Summary.

°
The narrative summary in the text of the prospectus should include a description of the sponsor’s experience in the last ten years with all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the invest- ment objectives of the programs. This summary should include at least (a) the number of programs sponsored, (b) the total amount of money raised from investors, (c) the total number of investors, (d) the number of properties purchased and location by region, (e) the aggregate dollar amount of property purchased, (f) the percentage (based on purchase prices rather than on number) of properties that are commercial (broken out by shopping centers, office buildings and others) and residential, (g) the percentage (based on purchase prices) of new, used or construction properties, and (h) the number of properties sold. Aggregate figures should be presented separately for public and nonpublic programs. In addition, the narrative should indicate the approximate percentage of the overall data that represents activities of programs with investment objectives similar to those of the registrant. The summary also should cross-reference the prior performance tables.

°
The narrative summary should include a discussion of those major adverse business developments or conditions experienced by any prior program, either public or nonpublic, that would be material to investors in this program. The narrative summary also should include a cross-reference to further information that may be found in Appendix II as part of Table III.

°
The narrative summary should include a list of all prior public programs sponsored by the General Partner and its affiliates and an undertaking to provide upon request, for no fee, the most recent Form 10-K Annual Report filed with the Commission by any prior public program that has reported to the Commission within the last twenty-four months and to provide, for a reasonable fee, the exhibits to each such Form 10-K.

°
The narrative summary should include a summary of acquisitions of properties by programs in the most recent three years as set forth in Table VI of Appendix II. The summary should include the number of properties purchased, the type, location and method of financing. Reference should be made to the more detailed description of these acquisitions in Part II of the registration statement, and the registrant should undertake to provide the more detailed description from Part II without fee upon request.

●
Prior Performance Tables. The information required by the tables set forth in Appendix II should be included in the format shown. Tables should appear at the back of the prospectus except for Table VI, which should appear only in Part II of the registration statement. The instructions to the tables specify the programs and time periods about which information is required.

As the General Partner has no track record, there is nothing to disclose here.

Management, page 51

30.       Please revise your disclosure to provide the principal occupation of each person within the last five years, including the dates and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

We have made extensive revisions to this section detailing the principal business where the management held their principal occupation since 2007.

Compensation of Management, page 53

31.       We note your disclosure on page 79 in the Glossary section that Limited Partnership Units represent a “measure of ownership that entitles the holder to a return equal to seven percent (7%) per annum on a principal amount of $1,000.”  Given that you have limited assets and no revenues, it appears that you do not have a reasonable basis for an estimated return or distribution.  Please consider removing any such references.

Response: We have revised the disclosure to include the following qualifier: “A measure of ownership that entitles the holder to a return equal to seven percent (7%) per annum on a principal amount of $1,000 so long as the Company has earned sufficient profits to make such a distribution.”

Security Ownership of Certain Beneficial Owners and Management, page 54

32.       Please revise the table to include the name of each of the beneficial owners. Refer to Item 403(b) of Regulation S-K.

Response: We have revised the disclosure to indicate that “The beneficial owners of the Units are Stephen Byrne, Andrew Jolley, Greg Herlean, and John T. Reiter.”

Conflicts of Interest, page 82

33.       We note your disclosure that Mr. Jolley, through Equisource Management LLC, carries out a similar business to the one you propose. Please revise your disclosure to include the size of competing businesses and the general partner’s policy, if any, as how investment opportunities will be allocated.

Equisource Management’s only duty is to manage the Company. Equisource Holdings, another affiliate, does own hotel properties. It is the intent of the Manager, that upon receipt of fund through this Offering, to no longer purchase any assets through Equisource Holding and instead, dedicate management efforts on the Company. We expect that at the break of the minimum offering amount of $1,000,000 we will cease purchases in Equisource Holdings, and only make hotel purchases in the Company. It is expected that the management may need to dedicate up to 20% of its time to the affairs of Equisource Holdings to manage and dispose of its assets while the Company is operational.

Plan of Distribution, page 86

34.       Please tell us whether you intend to enter into subscription agreements with investors and, if so, if you plan to file a form of the agreement as an exhibit to the registration statement.

We do intend to enter into a subscription agreement. It is attached as an exhibit.

35.       Please revise your disclosure to set forth the basis in which your general partner and Mr. Andrew Jolley meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act of 1934.

Response: We have revised the disclosure to state “Our associated persons who offer and sell the Units will rely on Rule 3a4-1 under the Exchange Act, as an exemption from registration as a broker-dealer as they will merely be selling the Company’s securities in their role as executives and directors of the Company.”

Legal Matters, page 87

36.       Please revise to reference the tax opinion.

Response: We have revised the disclosure to include the following: “The tax opinion attached hereto as Exhibit 8.1 was also offered by our legal counsel, the Law Office of Jillian Ivey Sidoti.”

Item 33. Recent Sales of Unregistered Securities, page 88

37.       Please revise to provide the information required by Item 701(c) of Regulation S-K.

Response: We have included the following statement, “The partnership interests were sold for a total of $1,000.”

Financial Statements

General

38.       Please identify within the heading of each financial statement that the financial statements are those of a development stage entity.  Reference is made to section 915-205-45-4 of the Accounting Standards Codification.  Additionally, please adjust your disclosure on page F-7 to indicate that the Registrant is a limited liability partnership.

Response: We have added “A Development Stage Company” to each heading and indicated that “EquiSource Hotel Fund 1, LLP is a limited liability partnership established in the State of Nevada on September 19, 2012.”

Report of Independent Registered Public Accounting Firm, page F-2

39.       Please have your auditors revise their report to specifically reference the cumulative period from September 19, 2012 through September 30, 2012 in addition to the period currently referenced in the report.  In addition, please have your auditors revise their reports so that the title of each financial statement referenced in the report is consistent with the titles used in your financial statements (i.e. income statement versus statement of operations).

We have requested that our auditor makes the appropriate revisions.

Statements of Cash Flows

40.       Please correct the statement of cash flows so that it shows the end of period cash and cash equivalents balance as of September 30, 2012.

Response: We have adjusted the table so that it reflects as follows:

	For the period from September 19, 2012 (inception) to September 30, 2012	Cumulative from September 19, 2012 (inception) to September 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$-	$-
Adjustments to reconcile net income/(loss) to net cash
used in/(provided by) operating activities:
Expenses paid by related parties on behalf of the company	-	-
Changes in assets and liabilities:	-	-
	-	-

NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:

NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution from partners	1,000	1,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,000	1,000

EFFECT OF EXCHANGE RATE ON CASH	-	-

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,000	1,000

	-	-

CASH AND CASH EQUIVALENTS - end of period, September 30, 2012	$1,000	$1,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

Exhibit Index, page 92

41.       Please revise to reference counsel’s consent to the inclusion of its legal and tax opinions in the registration statement pursuant to Item 601(b)(23) of Regulation S-K.

Both 5.1 and 8.1 already include a consent. We have updated the table to reflect Exhibits 23.2 and 23.3 “Consent of Counsel” and incorporated the two opinions by reference.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-1, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-1;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form S-1 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-1; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-1 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,

Jillian Ivey Sidoti, Esq.